UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-31326

CUSIP Number: 29014R103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

ELOXX PHARMACEUTICALS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

480 Arsenal Way
Address of Principal Executive Office (Street and Number)

Watertown, Massachusetts 02472
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eloxx Pharmaceuticals, Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period because the Company is currently unable to allocate the financial resources necessary to engage its independent public accounting firm to perform an audit of the Company’s financial statements for the year ended December 31, 2023 (the “2023 Financial Statements”) to be included in the Form 10-K. The Company cannot predict at this time if and when the audit of the 2023 Financial Statements will be completed and if and when it will file the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sumit Aggarwal	781	577-5300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary information, the Company expects to report a net loss of $18.1 million and an accumulated deficit of $292.5 million for the year ended December 31, 2023, as compared to a net loss of $36.1 million and an accumulated deficit of $274.4 million for the year ended December 31, 2022. The Company expects to report that it had cash and cash equivalents of $1.1 million as of December 31, 2023, as compared to cash and cash equivalents of $19.2 million as of December 31, 2022.

Management anticipates that it will be disclosing in the Form 10-K substantial doubt about the Company’s ability to continue as a going concern as the Company does not currently have sufficient cash resources to support its planned operations for at least 12 months from the expected issuance date of the 2023 Financial Statements contained in the Form 10-K.

The information above is preliminary and subject to change and does not present all information necessary for an understanding of the Company’s results of operations for these periods. The Company’s actual results may differ from the preliminary estimates above and are subject to the completion of the audit of the 2023 Financial Statements by the Company’s independent registered public accounting firm.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the timing and ability of its Form 10-K filing, the Company’s expected results for the full-year 2023 and anticipated going concern disclosure. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections based on information currently available to the Company. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, and actual results or outcomes may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to the important factors discussed under the caption “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as any such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the “Financials & Filings” page of the Company’s website at https://investors.eloxxpharma.com/financials-filings. All forward-looking statements speak only as of the date of this Notification of Late Filing on Form 12b-25 and, except as required by applicable law, the Company has no obligation to update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

ELOXX PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2024	By	/s/ Sumit Aggarwal
			Name:	Sumit Aggarwal
			Title:	President and Chief Executive Officer